Mail Stop 4720

June 2, 2009

Jeffrey L. Wade, J.D.
Executive Vice President and General Counsel
Lexicon Pharmaceuticals, Inc.
8800 Technology Forest Place
The Woodlands, Texas 77381

      Re: Lexicon Pharmaceuticals, Inc.
                Preliminary Proxy Statement on Schedule 14A
                Filed May 22, 2009
                File No. 000-30111

Dear Mr. Wade:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director